Exhibit 4.3

Summary of Sublease Agreement, dated August 1, 2013,
between Lumenis Ltd. (“Lumenis”) and Silicom (“Silicom”), as amended on November 21, 2013

Note: this Summary does not contain a full or direct translation of the terms of the original Hebrew-language agreements, and is intended solely as a general presentation of these documents.

Leased Premises

2,400 square meters (gross) on the second floor of a building located in the new industrial area of Yokne’am (as per the Sublease Agreement) (the “Premises”), an additional 250 square meters on the first floor of said building (the “Additional Premises” as per the Amendment to the Sublease Agreement), and 15 parking spaces.

Term of Sublease

1)	The Term of Sublease will be 3 years, from December 1, 2013 through December 31, 2016.
2)

We will have the option of extending the Term of Sublease Agreement for additional thirty six (36) month terms through December 31, 2019.  In the event that the primary lease is terminated, so shall the Sublease Agreement terminate without any liability of Lumenis.

3)
The Additional Premises of 250 square meters shall be rented for a Term of 2 years from November 21, 2013, with a yearly option to renew for up to two years each renewal period; provided however that in the event that the Sublease Agreement is terminated, the Amendment to the Sublease Agreement with respect to the Additional Premises shall also be terminated.

The above noted term, is subject however to early termination of the Sublease Agreement in the event of certain types of insolvency or liquidation events involving Silicom, or due to any early termination of the master lease between Lumenis and its landlord, the building owner.

Purpose of Sublease

1)
The Premises will undergo construction to be suited to Silicom’s production lines, paid for by Silicom, and only as per the approved plans. Any additional construction must be specifically approved by Lumenis.  Thereafter such construction, the Premises shall be used for production lines only, and the Additional Premises of 250 square meters shall be used for storage purposes only. In addition, upon Sublease Agreement termination, the Premises and the Additional Premises, including any improvements due to construction, will belong solely to Lumenis.

2)	During the time of construction we will not pay rent to Lumenis with respect to the Additional Premises only, but will be responsible for taxes, charges and fees on the property.

Rental Payments

1)
During the Term of the Sublease (and the option, if applicable): $13 per square meter, converted into NIS at the known currency exchange rate (the minimum exchange rate will not be less than NIS 4.05); plus VAT. The rent for the Additional Premises of 250 square meters shall be $8 per square meter, converted into NIS at the known currency exchange rate (the minimum exchange rate will not be less than NIS 4.05); plus VAT.

2)	Rental payments will be paid every three months, on the 10rd day of the month in which the payment is due.

Other Payments

1)
During the Term of the Sublease, depending on usage, we will be responsible for payments with respect to use of electricity, water, gas, air conditioning, security, maintenance services, cleaning services, catering and other miscellaneous service related expenses.

Use and Preservation of Premises

1)
We will be liable for any injury, damage or loss caused by us to the Leased Premises, Lumenis, or any other person or corporation, resulting from the holding and/or using the Leased Premises or any other action or omission by the us or someone on our behalf. We are required to notify Lumenis or any such damage immediately upon occurrence.

2)	We will be responsible for the current maintenance of the Leased Premises and will make the repairs for the damages for which we are responsible under the Sublease.

3)	We will not make any changes in the Leased Premises without Lumenis’ prior written permission.

Taxes and Licenses

1)	We will pay all taxes and fees related to the property and/or business, including licensing fees and all taxes and charges for the rental of a parking space, if applicable.

2)	We will be responsible for procuring any necessary licenses from the authorities.

3)	We are liable for VAT, or any other taxes required on any and all payments required under the lease, including electricity, maintenance, security services, and cleaning services.

General

1)	We may not assign or transfer our rights pursuant to the Sublease Agreement without the prior written consent of Lumenis. We may not put a lien or pledge on the property.

2)	We may only use the Leased Premises exactly as outlined in the Sublease Agreement, and no other areas, including the roof of the building or the outside courtyard.

Insurance and Indemnity

1)
We will procure the following insurance policies: property insurance, including catastrophe insurance; construction and workers insurance; third-party liability insurance; employer liability insurance; consequential damage insurance

2)
We are liable for any injury of any kind to third parties related to our use of the Leased Premises or relating to business operations, and will indemnify Lumenis for any loss, litigation or obligation incurred due to injuries to third parties, including for attorneys fees related to same.

3)
Lumenis has warranted to us that pursuant to the master lease, its landlord, the building owner, is obligated to procure structural insurance, including for catastrophic damages as  a result of, inter alia, fire, earthquake, lightening, storm, flood and explosion damages, and limited consequential damages insurance.

Surrender of Leased Premises

Without waiving any other rights, belated surrender of Leased Premises will obligate us to pay Lumenis compensation in the amount of $40.00 for each day we exceed the end of the period of Sublease.

Termination of the Agreement

The Sublease Agreement can be terminated prior to the end of the Term upon the occurrence of any of the following events:

1)
We breach any of our material obligations under the Sublease and do not amend such breach within 7 days as of the date on which we were provided with a written notice to amend such a breach; then, Lumenis will have a right to terminate the agreement, and to request that we vacate the premises within 14 days of such termination.

2)	In the event that a receiver is appointed over our assets and/or a court disallows said receiver from fulfilling the Sublease Agreement, subject to the provision of 10 days notice from Lumenis.

3)
In the event that a motion for liquidation was filed against us which was not canceled within 30 days, and/or a liquidation order was issued against us, subject to the provision of 10 days notice from Lumenis.

4)
In the event that a foreclosure order which prevents us from fulfilling the Sublease Agreement is levied against us, and such levy or proceeding is not cancelled within 30 days, subject to the provision of 10 days notice from Lumenis.

5)	In the event that the primary lease contract is terminated, or if Lumenis is required to leave the Leased Premises for any reason.

Deposit

1)	We will provide a deposit in the amount of one month of rental payment, to be returned 60 days after Sublease Agreement termination upon fulfillment of all of the obligations under the contract.